SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO 13D-1(a) AND
                            AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a)
                               (Amendment No. __)
                             ______________________

                 Riverside Park Associates Limited Partnership
                                (Name of Issuer)

                           LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                             ______________________

                              John K. Lines, Esq.
                         General Counsel and Secretary
                         Insignia Financial Group, Inc.
                          One Insignia Financial Plaza
                              Greenville, SC 29602
                                 (864) 239-1000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 27, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

CUSIP No.:  NONE

1.       Name of Reporting Persons


        I.R.S. Identification Nos. of Above Persons (entities only)

                           Insignia Financial Group, Inc.
                           13-3591193
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*

                                                         (a)

                                                         (b)          X
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Sources of Funds*
         BK

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) of 2(e)

                                                                 ____________
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
Number                     7.  Sole Voting Power                   - 0 -
of                         __________________________________________________
Shares                     8.  Shared Voting Power    200.58 Units of
Beneficially                                          Limited Partnership
Owned by Each                                         Interest ("Units")(See
Reporting                                             Item 5)
Person With                ___________________________________________________
                           9.  Sole Dispositive Power          - 0 -
                           ___________________________________________________
                           10. Shared Dispositive Power       200.58 Units
                                                              (see Item 5)
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         200.58 Units


--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                   ______
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 35.44%


--------------------------------------------------------------------------------
14       Type of Reporting Person*

         CO
--------------------------------------------------------------------------------


*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.:  NONE

1.       Name of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                           Insignia Properties Trust
                           58-2276281
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*

                                                        (a)

                                                        (b)          X
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Sources of Funds*
         BK

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) of 2(e)
                                                                 __________

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
Number                     7. Sole Voting Power                        - 0 -
of                         ____________________________________________________
Shares                     8. Shared Voting Power    200.58 Units of
Beneficially                                         Limited Partnership
Owned by Each                                        Interest ("Units") (See
Reporting                                            Item 5)
Person With                ____________________________________________________
                           9. Sole Dispositive Power                    - 0 -
                           ____________________________________________________
                           10.Shared Dispositive Power            200.58 Units
                                                                  (see Item 5)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         200.58 Units


--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                   ______
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 35.44%


--------------------------------------------------------------------------------
14       Type of Reporting Person*

         OO



*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.:  None

1.       Name of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                           Andrew L. Farkas

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*

                                                             (a)

                                                             (b)          X
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Sources of Funds*
         BK

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) of 2(e)

                                                            _____________
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
Number                     7. Sole Voting Power                         - 0 -
of                         ___________________________________________________
Shares                     8. Shared Voting Power           200.58 Units
Beneficially                                                (see Item 5)
Owned by Each              ___________________________________________________
Reporting
Person With
                           9.  Sole Dispositive Power                   - 0 -
                           ___________________________________________________
                           10. Shared Dispositive Power       200.58 Units (see
                                                                 Item 5)


--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         200.58  Units


--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                  ______
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 35.44%


--------------------------------------------------------------------------------
14       Type of Reporting Person*

         IN




*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer

                  The name of the issuer is Riverside Park Associates Limited Partnership, a Delaware limited partnership (the "Partnership"), and the address of its principal executive offices is c/o Insignia Financial Group, Inc., P.O. Box 1089, Greenville, SC 29602. The Partnership's managing general partner is Winthrop Financial Associates, A Limited Partnership, a Maryland limited partnership (the "General Partner"). The title of the class of equity securities to which this statement relates is the Partnership's Units of Limited Partnership Interest ("Units").

Item 2.           Identity and Background

                  The names and business addresses of the persons filing this statement are (i) Insignia Financial Group, Inc., a Delaware corporation ("Insignia"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602, (ii) Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Grenville, SC 29602, and (iii) Mr. Andrew L. Farkas, a United States citizen who is the Chairman, Chief Executive Officer and President of Insignia and the Chairman and Chief Executive Officer of IPT and who has an office c/o Insignia (Mr. Farkas, IPT and Insignia together are referred to as the "Reporting Persons"). The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Insignia and each trustee and executive officer of IPT, other than Mr. Farkas, (collectively the "Other Officers and Directors") are set forth on
Schedule I and Schedule II, respectively. During the past five years no Reporting Person nor, to the best knowledge of the Reporting Persons, no Other Officer and Director has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

              Insignia paid $8,901,145 for the 200.58 Units purchased by it. Insignia obtained the funds from borrowings under a revolving credit facility with First Union National Bank of South Carolina and Lehman Commercial Paper, Inc.

Item 4.           Purpose of Transaction

     On October 27, 1997, Insignia and IPT I LLC, a Delaware limited liability company of which Insignia is the managing member("LLC" and, together with Insignia, "Buyer"), entered into a Subscription and Purchase Agreement (the "Purchase Agreement") with the General Partner, First Winthrop Corporation, a Delaware corporation ("FWC"), and certain of their affiliates (collectively, "Seller"). Pursuant to the terms and conditions of the Purchase Agreement, upon the closing on October 27, 1997 of certain of the transactions contemplated by the Purchase Agreement, Insignia acquired, among other things, (a) all of the Units of limited partnership interest in the Partnership held by Seller, (b) all of the issued and outstanding Class B Common Stock of FWC, and (c) an associate general partner interest in the General Partner.

     LLC, as an associate general partner of the General Partner, has exclusive responsibility for the operations of the Partnership.

     Insignia has granted IPT an option, exercisable at any time until December 31, 1998, to purchase all but not less than all the Units held by Insignia together with certain related rights at a price equal to Insignia's cost (including transaction costs) plus the cost of financing.

     Other than as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the events listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

         The Reporting Persons each may be deemed to be the beneficial owner of an aggregate of 200.58 Units of the Partnership, constituting approximately 35.44% of the Units outstanding. Mr. Farkas is the Chairman, Chief Executive Officer and President of Insignia and is the beneficial owner of approximately 27.9% of its outstanding common stock. Accordingly, Mr. Farkas may be deemed to control Insignia and to beneficially own the Units.

1.        See Item 5(a).

2. Apart from the transaction described in Item 4, there have been no transactions in Units by any Reporting Person or, to the best knowledge of the Reporting Persons, any of the Other Officers and Directors, in the past sixty days.

3.        Not Applicable.

4.        Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  See Item 4.

Item 7.           Material to be Filed as Exhibits

          (a) Joint Filing Agreement, dated as of November 19, 1997.

          (b) Subscription and Purchase Agreement, dated as of October 27, 1997, among Insignia, LLC, the General Partner FWC and the other parties named therein and incorporated herein by reference to Form 8-K of Insignia Financial Group, Inc. filed on November 10, 1997.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  November 19, 1997



                                            INSIGNIA FINANCIAL GROUP, INC.


                                            By:     /s/ John K. Lines
                                            ----------------------------------
                                            Name:  John K. Lines
                                            Title: General Counsel and Secretary



                                            INSIGNIA PROPERTIES TRUST


                                            By:     /s/ John K. Lines
                                            -----------------------------------
                                            Name:  John K. Lines
                                            Title: Vice President


                                               /s/ Andrew L. Farkas
                                               --------------------------------
                                                 Andrew L. Farkas

                                    EXHIBIT A



     Each of the undersigned hereby agrees that the Schedule 13D dated November 19, 1997, to which this Agreement is attached as Exhibit A, and any amendments thereto, may be filed on behalf of each such person.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



Dated:  November 19, 1997




                                            INSIGNIA FINANCIAL GROUP, INC.



                                            By:     /s/ John K. Lines
                                            -----------------------------------
                                            Name:  John K. Lines
                                            Title: General Counsel and Secretary



                                            INSIGNIA PROPERTIES TRUST


                                            By:     /s/ John K. Lines
                                            -----------------------------------
                                            Name:  John K. Lines
                                            Title: Vice President



                                                   /s/ Andrew L. Farkas
                                                   ----------------------------
                                                 Andrew L. Farkas

                                   SCHEDULE I


                            INFORMATION REGARDING THE
                  DIRECTORS AND EXECUTIVE OFFICERS OF INSIGNIA


Set forth in the table below are the name and the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Insignia other than Andrew L. Farkas. Unless otherwise indicated, each person identified below is employed by Insignia and is a United States citizen. The principal business address of Insignia and, unless otherwise indicated, the business address of each person identified below, is One Insignia Financial Plaza, Greenville, South Carolina 29602. Directors are identified by an asterisk.


-----------------------------------------------------------------------------------------------------------------------
                     Name                                            Present Principal Occupation
                                                                          or Employment and
                                                                     Five-Year Employment History
-----------------------------------------------------------------------------------------------------------------------
Robert J. Denison*                               Robert J. Denison has been a Director of
 1212 North Summit Drive                         Insignia since May 1996.  For more than the
 Santa Fe, NM 87501                              past five years, Mr. Denison's principal
                                                 occupation has been as a General Partner of
                                                 First Security Company II, L.P., an
                                                 investment advisory firm.
-----------------------------------------------------------------------------------------------------------------------
Robin L. Farkas*                                 Robin L. Farkas has been a Director of
 730 Park Avenue                                 Insignia since August 1993.  Mr. Farkas is
 New York, NY 10021                              the retired Chairman of the Board and Chief
                                                 Executive Officer of Alexander's Inc., a
                                                 real estate company.  He also serves as a
                                                 director of Refac Technology Development
                                                 Corporation, Noodle Kiddoodle, and
                                                 Containerways International Ltd.
-----------------------------------------------------------------------------------------------------------------------
Merril M. Halpern*                               Merril M. Halpern has been a Director of
 535 Madison Avenue                              Insignia since August 1993.  For more than
 New York, NY 10022                              the past five years, Mr. Halpern's principal
                                                 occupation has been as Chairman of the Board
                                                 of Directors and Co-Chief Executive Officer
                                                 of Charterhouse Group International, Inc., a
                                                 privately-owned investment firm which, among
                                                 other things, actively engages in making
                                                 private equity investments in a broad range
                                                 of industrial and service companies located
                                                 primarily in the United States.  Mr. Halpern
                                                 is also a director of American Disposal
                                                 Services, Inc., Designer Holdings Ltd. and
                                                 Microwave Power Devices, Inc.

-----------------------------------------------------------------------------------------------------------------------
Robert G. Koen*                                  Robert G. Koen has been a Director of
 125 West 55th Street                            Insignia since August 1993.  Since February
 New York, NY 10019                              1996, Mr. Koen has been a partner in the law
                                                 firm of Akin, Gump, Strauss, Hauer & Feld,
                                                 which represents Insignia and certain of its
                                                 affiliates from time to time.  From January
                                                 1991 to February 1996, Mr. Koen was a
                                                 partner in the law firm LeBoeuf, Lamb,
                                                 Greene & MacRae.
-----------------------------------------------------------------------------------------------------------------------
Michael I. Lipstein*                             Michael I. Lipstein has been a Director of
 110 East 59th Street                            Insignia since August 1993.  For more than
 New York, NY 10022                              the past five years, Mr. Lipstein's
                                                 principal occupation has been as a self-
                                                 employed consultant in the real estate
                                                 business, including ownership, management
                                                 and lending.
-----------------------------------------------------------------------------------------------------------------------
Buck Mickel*                                     Buck Mickel has been a Director of Insignia
 301 N. Main Street                              since August 1993.  For more than the past
 Greenville, SC 29601                            five years, Mr. Mickel's principal
                                                 occupation has been to serve as Chairman of
                                                 the Board and Chief Executive Officer of RSI
                                                 Holdings, a company which distributes
                                                 outdoor equipment.  Mr. Mickel is also a
                                                 director of Fluor Corporation, The Liberty
                                                 Corporation, Nationsbank Corporation,
                                                 Emergent Group, Inc., Delta Woodside
                                                 Industries, Inc., Duke Energy, and Textile
                                                 Hall Corporation.


-----------------------------------------------------------------------------------------------------------------------
James A. Aston                                   James A. Aston's principal employment has
                                                 been with Insignia for more than the past
                                                 five years.  Mr. Aston currently serves as
                                                 Chief Financial Officer of Insignia (since
                                                 August 1996) and with the Office of the
                                                 Chairman (since July 1994).
-----------------------------------------------------------------------------------------------------------------------
Albert J. Frazia                                 Albert Frazia has been a Senior Vice
                                                 President - Human Resources of Insignia
                                                 since August 1997.  Prior to August 1997,
                                                 Mr. Frazia's principal employment for more
                                                 than the prior five years was as Director -
                                                 Human Resources of E&Y Kenneth Leventhal
                                                 Real Estate Group, New York, New York.
-----------------------------------------------------------------------------------------------------------------------
Frank M. Garrison                                Frank M. Garrison's principal employment has
 102 Woodmont Boulevard                          been with Insignia for more than the past
 Suite 400                                       five years.  Mr. Garrison currently serves
 Nashville, TN 37205                             as an Executive Managing Director of
                                                 Insignia (since July 1994) and as President
                                                 of Insignia Financial Services, a division
                                                 of Insignia (since July 1994).
-----------------------------------------------------------------------------------------------------------------------
Jeffrey L. Goldberg                              Jeffrey L. Goldberg's principal employment
 375 Park Avenue                                 has been with Insignia for more than the
 Suite 3401                                      past five years.  Mr. Goldberg currently
 New York, NY 10152                              serves as a Managing Director - Investment
                                                 Banking of Insignia (since July 1994).
-----------------------------------------------------------------------------------------------------------------------
Edward S. Gordon                                 Edward S. Gordon has been with the Office of
 200 Park Avenue                                 the Chairman of Insignia since July 1996.
 New York, NY 10166                              Prior to July 1996, Mr. Gordon's principal
                                                 employment for more than the prior five
                                                 years was as a founder and Chairman of
                                                 Edward S. Gordon Company, Incorporated
                                                 ("ESG"), a commercial property management
                                                 and brokerage firm located in New York, New
                                                 York that was acquired by Insignia in June
                                                 1996.
-----------------------------------------------------------------------------------------------------------------------
Albert H. Gossett                                Albert H. Gossett's principal employment has
                                                 been with Insignia for more than the past
                                                 five years.  Mr. Gossett currently serves as
                                                 a Senior Vice President of Insignia (since
                                                 July 1994) and as Chief Information Officer
                                                 of Insignia (since January 1991).
-----------------------------------------------------------------------------------------------------------------------
Henry Horowitz                                   Henry Horowitz's principal employment has
                                                 been with Insignia since January 1993.  Mr.
                                                 Horowitz currently serves as an Executive
                                                 Managing Director of Insignia (since June
                                                 1994) and as Chief Operating Officer of
                                                 Insignia Commercial Group (since January
                                                 1997).  From January 1987 to January 1993,
                                                 Mr. Horowitz's principal employment was as
                                                 Chief Executive Officer of First Resource
                                                 Realty, Inc., a commercial property
                                                 management organization located in Oklahoma
                                                 that Insignia acquired in January 1993.
-----------------------------------------------------------------------------------------------------------------------
Neil Kreisel                                     Neil Kreisel has been an Executive Managing
 909 Third Avenue                                Director of Insignia since September 1995
 New York, NY 10022                              and President of Insignia Residential Group
                                                 since January 1997.  Prior to September
                                                 1995, Mr. Kreisel's principal occupation was
                                                 to serve as President and Chief Executive Officer of Kreisel Company, Inc., a
                                                 residential property management firm located
                                                 in New York, New York which Insignia
                                                 acquired in September 1995.
-----------------------------------------------------------------------------------------------------------------------
John K. Lines                                    John K. Lines has been General Counsel of
                                                 Insignia since June 1994 and Secretary since
                                                 July 1994.  From May 1993 until June 1994,
                                                 Mr. Lines' principal employment was as
                                                 Assistant General Counsel and Vice President
                                                 of Ocwen Financial Corporation, a thrift
                                                 holding company located in West Palm Beach,
                                                 Florida.  From October 1991 until April
                                                 1993, Mr. Lines' principal employment was as
                                                 Senior Attorney of Banc One Corporation, a
                                                 bank holding company in Columbus, Ohio.
-----------------------------------------------------------------------------------------------------------------------
Martha Long                                      Martha Long has been a Senior Vice President
                                                 - Finance of Insignia since January 1997 and
                                                 Controller of Insignia since June 1994.
                                                 Prior to June 1994, Ms. Long was Senior Vice
                                                 President and Controller of The First
                                                 Savings Bank located in Greenville, South Carolina.

-----------------------------------------------------------------------------------------------------------------------
Thomas R. Shuler                                 Thomas R. Shuler's principal employment has
                                                 been with Insignia for more than the past
                                                 five years.  Mr. Shuler currently serves as
                                                 Chief Operating Officer of Insignia
                                                 Residential Group (since 1997).
-----------------------------------------------------------------------------------------------------------------------
Stephen B. Siegel                                Stephen B. Siegel has been an Executive
 200 Park Avenue                                 Managing Director of Insignia since July
 New York, NY 10166                              1996 and President of Insignia Commercial
                                                 Group since January 1997.  From February
                                                 1992 until July 1996, Mr. Siegel's principal
                                                 employment was as President of ESG.
-----------------------------------------------------------------------------------------------------------------------
Ronald Uretta                                    Ronald Uretta's principal employment has
                                                 been with Insignia for more than the past
                                                 five years.  Mr. Uretta currently serves as
                                                 Chief Operating Officer (since August 1996)
                                                 and Treasurer (since January 1992) of
                                                 Insignia.
-----------------------------------------------------------------------------------------------------------------------
Anthony M. Ciepiel                               Since October 1997, Anthony M. Ciepiel has
                                                 been the President of Realty One, Inc., a
                                                 real estate brokerage firm acquired by
                                                 Insignia in October 1997.  From January
                                                 1996 to October 1997, he was an Executive
                                                 Vice President and Chief Operating Officer,
                                                 and from January 1994 to January 1996 he
                                                 was a Senior Vice President and Chief
                                                 Operating Officer, of Realty One, Inc.
                                                 Prior thereto he was an Executive Vice
                                                 President, Treasurer and Chief Financial
                                                 Officer of Griswold Inc., an advertising
                                                 firm.
-----------------------------------------------------------------------------------------------------------------------
Joseph T. Aveni                                  Since December 1990, Joseph T. Aveni has been
                                                 the Chief Executive Officer of Realty One,

                                   SCHEDULE II


                            INFORMATION REGARDING THE
                     TRUSTEES AND EXECUTIVE OFFICERS OF IPT



Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the trustees and executive officers of IPT other than Andrew L. Farkas. Each person identified below is employed by IPT and is a United States citizen. The principal business address of IPT and, unless otherwise indicated, the business address of each person identified below, is One Insignia Financial Plaza, Greenville, South Carolina 29602. Trustees are identified by an asterisk.




-----------------------------------------------------------------------------------------------------------------------
                     Name                                            Present Principal Occupation
                                                                          or Employment and
                                                                     Five-Year Employment History
-----------------------------------------------------------------------------------------------------------------------
James A. Aston                                   James A. Aston has served as a
                                                 Trustee and President of IPT since
                                                 its inception in May 1996.  For
                                                 additional information regarding Mr.
                                                 Aston, see Schedule I.
-----------------------------------------------------------------------------------------------------------------------
Frank M. Garrison                                Frank M. Garrison has served as a
 102 Woodmont Boulevard                          Trustee of IPT since December 1996.
 Suite 400                                       Mr. Garrison also served as an
 Nashville, TN 37205                             Executive Managing Director of IPT
                                                 from January 1997 to April 1997.  For
                                                 additional information regarding Mr.
                                                 Garrison, see Schedule I.
-----------------------------------------------------------------------------------------------------------------------
Jeffrey P. Cohen                                 Jeffrey P. Cohen has served as a
 375 Park Avenue                                 Senior Vice President of IPT since
 Suite 3401                                      August 1997, and served as a Vice
 New York, NY 10152                              President of IPT from June 1997 until
                                                 August 1997.  Since April 1997, Mr.
                                                 Cohen's principal occupation has been
                                                 to serve as a Senior Vice President -
                                                 Investment Banking of Insignia.
                                                 prior to April 1997, Mr. Cohen's
                                                 principal occupation was as an
                                                 attorney with the law firm of Rogers
                                                 & Wells, New York, New York.

-----------------------------------------------------------------------------------------------------------------------
William D. Falls                                 William D. Falls has served as the
                                                 Controller of IPT since August 1997.
                                                  Since April 1995, Mr. Falls'
                                                 principal occupation has been to
                                                 serve as an accountant with Insignia.
                                                  Prior to April 1995, Mr. Falls'
                                                 principal occupation was as a senior
                                                 auditor with the accounting firm of
                                                 Ernst & Young LLP.
-----------------------------------------------------------------------------------------------------------------------
William H. Jarrard, Jr.                          William H. Jarrard, Jr. has served as
                                                 a Senior Vice President of IPT since
                                                 August 1997, and served as Vice
                                                 President and Director of Operations
                                                 of IPT from December 1996 until
                                                 August 1997.  Mr. Jarrard's principal
                                                 employment has been with Insignia for
                                                 more than the past five years.  From
                                                 January 1994 to September 1997, Mr.
                                                 Jarrard served as Managing Director -
                                                 Partnership Administration of
                                                 Insignia.
-----------------------------------------------------------------------------------------------------------------------
John K. Lines                                    John K. Lines has served as Secretary
                                                 of IPT since December 1996, and has
                                                 served as a Senior Vice President of
                                                 IPT since August 1997.  Mr. Lines
                                                 served as a Vice President of IPT
                                                 from May 1996 until August 1997.  For
                                                 additional information regarding Mr.
                                                 Lines, see Schedule I.
-----------------------------------------------------------------------------------------------------------------------
Ronald Uretta                                    Ronald Uretta has served as Treasurer
                                                 of IPT since December 1996, and has
                                                 served as a Senior Vice President of
                                                 IPT since August 1997.  Mr. Uretta
                                                 served as a Vice President of IPT
                                                 from December 1996 until August 1997
                                                 and as Chief Financial Officer of IPT
                                                 from May 1996 until December 1996.
                                                 For additional information regarding
                                                 Mr. Uretta, see Schedule I.
-----------------------------------------------------------------------------------------------------------------------
Carroll D. Vinson                                Carroll D. Vinson has served as Chief
                                                 Operating Officer of IPT since May
                                                 1997.  Since August 1994, Mr.
                                                 Vinson's principal occupation has
                                                 been to serve as President of the
                                                 various corporate general partners of
                                                 partnerships controlled by
                                                 Metropolitan Asset Enhancement, L.P.,
                                                 which is an affiliate of Insignia.
-----------------------------------------------------------------------------------------------------------------------
